Exhibit 99.1

Gazit Globe Completes Sale of Approximately 1.7 Million Shares of Regency Centers Corporation

for Approximately USD 101 Million

TEL-AVIV, ISRAEL; February 21, 2018 – Gazit-Globe (NYSE/TSX/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced that on February 15, 2018, a wholly-owned subsidiary of the Company sold an aggregate of approximately 1.7 million shares of common stock of Regency Centers Corporation (NYSE: REG) (“Regency”), representing approximately 1.0% of the outstanding share capital of Regency, for an aggregate consideration of approximately $101 million.

In addition, the Company reported that through January 10, 2018 till January 26 2018 the Company's wholly owned subsidiary sold approximately 740 thousands Regency shares, for an aggregate consideration of approximately $48 million, under the 10b5-1(c) plan adopted by the Company. As of the date of this report the Company cancelled such plan.

Following such sales, the Company holds approximately 16.0 million shares of Regency common stock, representing approximately 9.3% of the outstanding share capital and voting power of Regency.

The Company also reported it has a position in a basket of equity derivatives relating to securities of United States real estate companies (which were purchased during the recent year and do not include Regency), which were acquired, inter alia, to mitigate potential changes in the Company's investments in the United States, as well as based on other business considerations, in the amount of $250 million*. It is hereby clarified that the Company's position in such derivatives is independent of its holdings in Regency. The Company is acting to sell approximately $120 million of such derivatives in the short term, subject to the discretion of the Company's management and market conditions.

The sale of Regency shares as well as the position in such derivatives and its expected sale has no material impact on the Company.

* An increase and/or decrease in the share price of such basket of securities of United States real estate companies that serve as the underlying asset of such derivatives will result in the opposite outcome in the performance of such derivatives in a similar rate.

GAZIT GLOBE

10 Nissim Aloni st. Tel Aviv, 6291924 Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com

About Gazit-Globe

Gazit-Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2017 Gazit-Globe owns and operates 130 properties, with a gross leasable area of approximately 2.7 million square meters and a total value of approximately NIS 37.5 billion. In addition, the Company owns 32.6% of First Capital Realty Inc and following this sale 9.3% of Regency Centers Corporation.

FOR ADDITIONAL INFORMATION

Investors Contact: ir@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

GAZIT GLOBE

10 Nissim Aloni st. Tel Aviv, 6291924 Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com